Exhibit 99.1

Ossen Innovation Announces Appointment of Independent Financial Advisor to the Independent Special Committee

SHANGHAI, October. 2, 2020 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the “Company”) (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that the independent special committee (the “Independent Committee”) of the Company's board of directors (the “Board”), formed on September 22, 2020 to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated September 15, 2020 (the “Going-Private Proposal”), has retained Houlihan Lokey (China) Limited as its independent financial advisor to assist it in this process.

The Board cautions the Company's shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Going-Private Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the proposed transaction or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. The Company has two manufacturing facilities located in Ma'anshan, Anhui Province, China and Jiujiang, Jiangxi Province, China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but are not limited to, risks related to the expected timing and likelihood of completion of a potential transaction with Pujiang International Group Limited or any other party, including the risk that the potential transaction may not occur, and the risk that any announcements relating to the potential transaction could have adverse effects on the market price of the Company's stock, as well as risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
GIC IR
Phone: +1-347-393-4230
Email: info@goldenir.com